UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of March 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 14, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the year ended December 31, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s consolidated audited financial statements for the year ended December 31, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: March 21, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated March 14, 2007.

2.	Management's Report.

3.	Financial Statements.

Exhibit 1

Earnings Release

ELBIT SYSTEMS REPORTS FOURTH QUARTER
AND FULL YEAR RESULTS FOR 2006

•  Record Revenues, Net Profit, Backlog and Operating Cash Flow

•  2006 revenues increased by 42% to $1.52 billion with year end backlog at a record $3.79 billion

•  2006 net profit more than doubled to $72.2 million and EPS increased to $1.72 with operating cash flow of $201 million

Haifa, Israel, March 14, 2007 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and year-ended December 31, 2006.

The Company’s backlog of orders as of December 31, 2006 reached $3.79 billion, an increase of 13.1% as compared to $3.35 billion at the end of 2005. 68% of the backlog relates to orders outside of Israel. Approximately 70% of the Company’s backlog as of December 31, 2006 is scheduled to be performed during 2007 and 2008.

Consolidated revenues for the year ended December 31, 2006 increased by 42.4% to $1,523 million, as compared to $1,070 million in 2005.

Consolidated revenues for the fourth quarter of 2006 increased by 45.3% to $467.4 million, as compared to $321.8 million in the corresponding quarter of 2005.

Consolidated net earnings for the year ended December 31, 2006 increased by 122% to $72.2 million, as compared to $32.5 million in 2005. Diluted earnings per share (“EPS”) in 2006 were $1.72, as compared to $0.78 in 2005.

Consolidated net earnings for the fourth quarter of 2006 were $24.0 million, as compared to a net loss of $5.7 million in the same period of 2005. Diluted EPS for the fourth quarter of 2006 was $0.57, as compared to $(0.14) for the fourth quarter of 2005.

Gross profit for the year ended December 31, 2006 was $373.5 million, as compared to gross profit of $279.8 million in 2005, and the gross profit margin in 2006 was 24.5%, as compared to 26.1% in 2005.

The Company’s annual gross profit margin was negatively affected by approximately 2 percentage points due to the results of the Company’s 70%-owned subsidiary Elisra Electronic Systems Ltd. (“Elisra”).

Gross profit for the fourth quarter of 2006 was $100.2 million, as compared to gross profit of $78.4 million in the fourth quarter of 2005, and the gross profit margin in the fourth quarter of 2006 was 21.4%, as compared to 24.4% in the fourth quarter of 2005. The Company’s fourth quarter 2006 gross profit margin was negatively affected by approximately 3.8 percentage points due to Elisra’s results.

It should be noted that in 2005 the Company’s full year and fourth quarter gross profit and net profit were affected by one-time IPR&D and other one-time expenses and write-offs related to the purchases of shares in Elisra and in Tadiran Communications Ltd.

Operating cash flow produced by the Company in 2006 was $201 million, as compared to $187.6 in 2005.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “I am pleased to report another year of record financial results for Elbit Systems, continuing our revenue and profitability growth trend. We have also begun to see the results of our long-term development strategy that enabled us to pass $1.5 billion in revenues for the first time and to deliver another year of record net profit and cash flow. Our results were achieved despite the negative impact from Elisra’s financial performance, and we intend to continue the Elisra turn-around in 2007, making it a contributor to our financial results, while maintaining our growth and profitability patterns”.

Mr. Ackerman added: “We see the results of our continued investments in R&D and in developing leading edge technologies. These technologies and our proven track record enabled us to win prestigious and important contracts and to further enhance our network of customers and business partners. I believe that the results of all these efforts will be reflected in our performance in 2007 and beyond as we continue the execution of our growth strategy both organically and through selective acquisitions”.

The Board of Directors has declared a dividend of 0.16 per share for the fourth quarter of 2006. The dividend will be paid on April 16, 2007, net of taxes and levies, at the rate of 18.15%. The record date of the dividend is April 1, 2007.

Conference Call

The Company will be hosting a conference call on Wednesday, March 14, at 9.00am EDT.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610
at:
9:00 am Eastern Time
6:00 am Pacific Time
3:00 pm Greenwich Mean Time
3:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 888 254 7270 (US) 0 800 917 4256 (UK) or +972 3 925 5942 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-866-704-6710
Fax: +972-4-8316944	Fax: + 972 - 3 - 607 - 4711
E-mail: gspr@elbit.co.il	E-mail: info@gkir.com
daliarosen@elbit.co.il

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	December 31 2006	December 31 2005
	Audited	Audited
Assets
Current Assets:
Cash and short term deposits	85,400	94,629
Trade receivable and others	471,194	416,067
Inventories, net of advances	371,962	328,428

Total current assets	928,556	839,124

Affiliated Companies & other Investments	235,723	201,339
Long-term receivables & others	182,180	159,505
Fixed Assets, net	294,628	284,997
Other assets, net	128,995	137,172

	1,770,082	1,622,137

Liabilities and Shareholder's Equity
Current liabilities	810,591	612,168
Long-term liabilities	458,742	546,285
Minority Interest	6,871	12,907
Shareholder's equity	493,878	450,777

	1,770,082	1,622,137

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	For the Year Ended December 31		Three Months Ended December 31
	2006	2005	2006	2005
	Audited		Unaudited
Revenues	1,523,243	1,069,876	467,388	321,760
Cost of revenues	1,149,768	786,616	367,163	239,826
Restructuring expenses	-	3,488	-	3,488

Gross Profit	373,475	279,772	100,225	78,446

Research and development, net	92,232	71,903	27,869	18,460
Marketing and selling	111,880	78,648	30,853	23,953
General and administrative	77,505	54,417	20,051	16,155
IPR&D write-off	-	7,490	-	7,490

Total operating expenses	281,617	212,458	78,773	66,058

Operating income	91,858	67,314	21,452	12,388

Financial expenses, net	(21,456)	(11,472)	(6,093)	(5,199)
Other income (expenses), net	1,814	(5,326)	1,423	(5,134)

Income before income taxes	72,216	50,516	16,782	2,055
Provisions for income taxes	20,694	16,335	4,049	4,046

	51,522	34,181	12,733	(1,991)
Equity in net earnings (losses) of affiliated companies
and partnership *	14,743	(1,636)	6,554	(2,974)
Minority rights	5,977	(58)	4,673	(710)

Net income	72,242	32,487	23,960	(5,675)

Earnings per share
Basic net earnings per share	1.75	0.80	0.57	(0.14)

Diluted net earnings per share	1.72	0.78	0.57	(0.14)

* Includes IPR&D write-off of $8,500 and $2,200 in 2005 and 2006, respectively

Exhibit 2

Elbit Systems Ltd.
Management’s Report
For the Year Ended December 31, 2006

This report should be read together with the audited consolidated financial statements and related notes of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company” or the “Group”) for the year ended December 31, 2006 and the Company’s Form 20-F for the year ended December 31, 2005, filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Group operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C(4)ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 42% and reached $1,523 million in 2006, as compared to $1,070 million in 2005.

Net earnings in 2006 were $72.2 million and the diluted earnings per share were $1.72, as compared to $32.5 million and $0.78, respectively in 2005.

The Company’s backlog as of December 31, 2006 reached $3.79 billion, as compared to $3.35 billion as of December 31, 2005, an increase of 13.1%.

The Company’s cash flow generated from operations in the year ended December 31, 2006 was $201 million, as compared to $187.6 million in the year ended December 31, 2005.

The Board of Directors declared a dividend of $0.16 per share for the last quarter of 2006, resulting in a cumulative dividend for 2006 of $ 0.61 per share.

B.	Market Trends

Trends in the defense electronics and homeland security markets in which the Company operates have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan and various terrorist actions worldwide have increased the focus of defense forces on low intensity conflicts and homeland security.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C(4)ISR. Accordingly, while the Company continues to perform platform upgrades, more emphasis is being placed on C(4)ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAV’s, space and satellite based defense capabilities and homeland security systems.

The Company believes that its core technologies and abilities will enable it to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of its customers.

In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of the Company’s competitors. The Company adapts to evolving market conditions by adjusting its business strategy to changing defense market conditions. It also anticipates continued competition in defense markets due to declining defense budgets in some countries.

The Company believes in its ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and in the same time enhancing the industrial capabilities at these countries.

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C.	Backlog of Orders

The Company’s backlog of orders as of December 31, 2006 reached $3,786 million, of which 68% were for orders outside Israel. The Company’s backlog as of December 31, 2005 was $3,347 million, of which 72% were for orders outside Israel.

Approximately 70% of the Company’s backlog as of December 31, 2006 is scheduled to be performed during 2007 and 2008. The majority of the 30% balance is scheduled to be performed in 2009 and 2010.

D.	Operating Subsidiaries and Affiliated Entities

•	Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) — a wholly-owned subsidiary based in Israel, is engaged in the area of advanced electro-optical products and systems for military and civilian use. Elop’s business areas include thermal imaging products, lasers, IMINT solutions, head-up displays, integrated sights for ground forces, space and airborne reconnaissance systems and electro-optical homeland security and defense security systems.

•	Elbit Systems of America, LLC (“ESA”) – is the headquarters for the U.S. operations of the Group and includes the following subsidiaries:

•	EFW Inc. (“EFW”), a wholly-owned subsidiary based in Fort Worth, Texas, provides combat-proven design, development, production and life-cycle support of mission critical systems for U.S. and allied military tactical platforms.

•	Kollsman, Inc. (“Kollsman”), a wholly-owned subsidiary located in Merrimack, New Hampshire, is a supplier of avionic equipment, electro-optic systems and subsystems, vision based solutions and surveillance systems to the commercial aviation, defense and homeland security markets.

•	International Enterprises, Inc. (“IEI”),a wholly-owned subsidiary based in Talladega, Alabama, provides depot level repair, manufacturing and logistics support for military electronic systems and components.

•	Vision Systems International LLC (“VSI”), a 50% joint venture with Rockwell Collins, located in San Jose, California, is a supplier of helmet mounted cueing systems for fixed-wing, tactical fighter aircraft.

•	Cyclone Aviation Products Ltd. (“Cyclone”) – a wholly-owned subsidiary based in Israel, is engaged in the production of structural components and parts for leading aerospace companies. Cyclone also performs maintenance, repair and customized upgrading of light airplanes and helicopters.

•	Silver Arrow LP – a wholly-owned limited partnership based in Israel, is engaged in UAV systems development, production and support and produces a full range of UAV systems for tactical use.

•	Ortek Ltd. (“Ortek”) – a wholly-owned subsidiary based in Israel, is engaged in the development and production of optical security systems and products and performs a range of projects for homeland security and defense applications.

•	European subsidiary – a wholly-owned subsidiary based in Belgium, is involved mainly in development, manufacturing and support of electro-optical products for defense and space markets.

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•	Elisra – in which Elbit Systems owns a 70% interest, is comprised of Elisra Electronic Systems Ltd. (“Elisra”), a privately held Israeli company, and Elisra’s two wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. Elisra specializes in the design, manufacture, integration and support of advanced defense solutions and its main business areas include EW suites, airborne warning systems, ELINT systems, artillery C4I systems and data links for UAVs and guided munitions.

•	Kinetics Ltd. (“Kinetics”) – a 51%-owned subsidiary based in Israel, is involved mainly in the development and production of systems and components for combat vehicles.

•	Semi-Conductor Devices (“SCD”) – an Israeli affiliated partnership held in equal part by each of the Company and Rafael Armaments Development Authority Ltd. (“Rafael”), is engaged in the development and production of infrared detectors and laser diodes.

•	Opgal Optronic Industries Ltd. (“Opgal”) – an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

•	Tadiran Communications Ltd. (“Tadiran”) – a publicly-traded Israeli company in which Elbit Systems holds an approximately 43% interest, is engaged in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

The Company also has holdings, directly and indirectly, in several non-defense technologies spin-off companies whose activities are usually based on technologies that were developed by the Group. The spin-off companies are involved primarily in the areas of medical equipment and space satellites.

The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

E.	Recent Events

•	On November 16, 2006, the Company reported that EFW, an Elbit Systems of America company, has been chosen to supply the Helmet Display and Tracking System (HDTS) for the US Army’s new Armed Reconnaissance Helicopter designed and manufactured by Bell Helicopter. The HDTS will be based on EFW’s ANVIS/HUD (Aviator’s Night Vision Imaging System / Head Up Display) with a Tracking System for pilot targeting, cueing and crew coordination. The program has potential value of $51 million through 2012.

•	On January 8, 2007, the Company reported that it has signed a contract to supply unmanned turrets and electro-optic systems for the Belgian Infantry Vehicle Program. The contract, valued at approximately $58 million, is pursuant to a co-operation between the Company and the Swiss company Mowag of the General Dynamics European Land Combat Systems Group.

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•	On January 30, 2007, the Company announced that it received notice on January 29, 2007 from the Bulgarian Ministry of Defense of the termination of the in the amount of €57 million for the modernization of Mi-24 and Mi-17 helicopters for the Bulgarian Air Force. The Company had previously announced the award of this contract on December 4, 2005. In the cancellation notice the Bulgarian MOD requested a return of a portion of the amounts paid to date to the Company under the contract. On March 5, 2007, the Company announced, that further to its January 30, 2007 announcement, it reached an agreement with the Bulgarian Government regarding the cancellation of the contract for the modernization of Bulgarian Air Force Mi-24 and Mi-17 helicopters. The agreement recognizes that the cancellation of the contract is by mutual consent and is not a result of breach of obligations by either party. Under the agreement the Company will return to the Bulgarian Ministry of Defense part of the advance payments received. The Company will also deliver the Ministry of Defense equipment and items already produced in the performance of the program in consideration of the balance of the payments to be retained by Elbit Systems. The Company believes that this matter will not have a material adverse affect on its results of operations.

•	On February 20, 2007, the Company was awarded a contract to establish a training center for “Tzofit” (King Air B200 Beechcraft) for the Israeli Air Force (“IAF”). The Company will serve as the project’s prime contractor, while Arkia and the Canadian Mechtronix will serve as sub-contractors. The training center will operate through a PFI (Private Financing Initiative) program, with the Company providing the IAF a turn-key solution including the establishment of the training center, its operation and the supply of simulators, training services and maintenance for a 10-year period. The Israeli Ministry of Defense will purchase flight training hours for the IAF from the Company. Potential revenues from the project are expected to exceed $15 million. The training center will be established on a civilian property outside military bases. Furthermore, for the first time in Israel, it will be possible to open such a training center for civilian pilots, providing them training in accordance with international aviation requirements while using local flight simulators and facilities.

•	On February 26, 2007, the Company announced that its U.S. subsidiary, Kollsman, an ESA company, received two follow-on orders from the U.S. Marine Corps for its high-performance Laser Target Designator (LTD) systems that have proven successful in field test evaluations. The additional orders, under an indefinite delivery/indefinite quantity (“IDIQ”) contract, consisting of approximately $16.9 million and $34 million respectively, represent an increase over the initial order of July 2006. Part of the work will be performed by Elop.

F.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006.

The Company’s results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company’s operating results and financial condition.

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We believe our most critical accounting policies relate to:

•	Revenue Recognition.

•	Business Combinations and Purchase Price Allocation.

•	Impairment of Goodwill and Other Long-Lived Assets.

•	Other-Than-Temporary Decline in Value of Investments in Investee Companies.

•	Useful Life of Long-Lived Assets.

(1)	Revenue Recognition

The Company generates revenues, mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable, and objective, measure to the extent of progress toward completion.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to the phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

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Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

The Group believes that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

A number of internal and external factors affect the Group’s cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is likely that materially different amounts would be reported in the Company’s consolidated financial statements.

(2)	Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development (IPR&D) activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to the Group’s results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

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Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment which can impact the Group’s results of operations is estimating the expected useful lives of the intangible assets.

To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As the Group companies operate in industries which are extremely competitive, the value of the intangible assets, including goodwill and their respective useful lives, are exposed to future adverse changes which can result in a charge to the Group’s results of operations.

(3)	Impairment of Goodwill and Other Long-Lived Assets

Consistent with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value. The Company conducts a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. The Company tests for impairment at a level referred to as a reporting unit. Determining fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, the Company may use a number of valuation methods.

The methods commonly used to value a closely held company are the Income, Market and Cost approaches. The Company’s reported units fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results.

As of December 31, 2006, the Company’s goodwill amounted to $58.4 million. The Company tested its goodwill as of December 31, 2006 and concluded that no impairment loss has been identified.

Consistent with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates long-lived assets for impairment and assesses their recoverability whenever events or circumstances indicate that carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, the Company uses significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value the Company uses judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As the Group operates in industries which are extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to the Company results of operations. As of December 31, 2006, the Company’s long-lived assets amounted to $364.7 million, including $70.6 million in intangible assets, and the Company concluded that there were no indicators for impairment.

8

Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company’s goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined. See also “Other Finance Expenses (Net)” below.

(4)	Other-Than-Temporary Decline in Value of Investments in Investee Companies

At the end of each reported period the Company evaluates whether an other-than-temporary decline in the value of an investment in investee companies has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to the Company’s results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered in this determination include financial information (including, among others, budgets, business plans and financial statements) and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in a geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and the Company weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As the Group operates in industries which are extremely competitive, it is possible that estimates could change in the near term, and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

(5)	Useful Life of Long-Lived Assets

Intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful life of such assets involves the use of estimates and judgments. In determining the useful life the Company takes into account various factors such as the expected use of the assets, effects of obsolescence, competition, demand, changes in business, acquisitions and other economic factors. If the Company’s estimates changes and the useful lives of such assets increase or decrease, it will affect the Company’ results of operations.

G.	Sarbanes-Oxley Act

According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting.

During 2006, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company has completed the required activities for the 2006 year end financial statements.

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H.	New Accounting Standards

The significant accounting policies applied in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as indicated below:

•	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes, including tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period and if a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

•	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The Statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

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•	In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS 158”). Statement 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements.

See the Company’s financial reports Note 15 for further discussion of the effect of adopting Statement 158 on the Company’s consolidated financial statements.

•	In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

I.	Off Balance Sheet and Other Long-Term Arrangements and Commitments

•	The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Government of Israel Chief Scientist Office (“OCS”) for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% — 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products.

The Company and some of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense (“IMOD”) and others on certain sales including sales resulting from the development of some of the technologies developed with their participation.

•	In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at specified percentages (typically up to 100%) of the amount of the specific contract. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2006 amounted to $1,078 million to be performed over a period of up to 10 years. In the opinion of the Company’s management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

•	The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2006 as follows: $14 million for 2007, $12 million for 2008, $9.5 million for 2009 and $28 million for 2010 and thereafter.

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•	In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2006, the Company and its subsidiaries, except Elisra, were in compliance with all covenants.

As at December 31, 2006, Elisra did not comply with its financial covenants. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007, Elisra’s Board of Directors approved the banks’ request.

•	As of December 31, 2006, guarantees in the amount of approximately $766 million were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

•	As of December 31, 2006 and 2005, the Group had purchase commitments that amounted to approximately $681 and $661 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by the Group, with the subcontracts and purchase orders also reflecting provisions from the Group applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by the Group’s customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendors’ or subcontractors’ default, as well as the Group’s right to terminate the order or subcontract for the Group’s convenience (or if the Group’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

•	As a result of cancellation of the export authorization in 2006 to a foreign country (“the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions in the total amount to approximately $10 million. Elisra’s and the Company’s management, based on the opinion of its legal advisors, believes that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by International Foreign Trade Risks Insurance Company (“IFTRIC”) (since renamed “ASHRA”) and the balance was provided by Elisra and its subsidiary. In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and the Company’s management, no provisions are required in respect of these indemnity letters.

J.	Acquisitions and Divestitures During 2006

•	On May 31, 2006, the Company’s U.S. subsidiary, Kollsman acquired a 20% interest in Sandel Avionics, Inc. (“Sandel”) in consideration for $12.5 million (represented by a $11.5 million cash payment and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. The Company expects that some of Kollsman’s new products will be integrated with Sandel’s display electronics for the general aviation market.

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Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment at the equivalent price per share as the first transaction. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

Based on a purchase price allocation analysis (“PPA”) performed by an independent advisor, the excess of the amounts paid for the Sandel shares over their book value was attributed as follows:

	Book value in Sandel	Excess cost	Total	Expected useful lives of excess cost
	(In thousands of U.S. dollars)
Working capital	700	-	700	-
Fixed and others assets	700	-	700	-
Long-term liabilities	(2,100)	-	(2,100)	-
IPR&D	-	1,200	1,200	Immediate write-off
Technology and customer base	-	3,200	3,200	7 years
Goodwill	-	8,800	8,800	Indefinite - subject to
				annual impairment test

	(700)	13,200	12,500

•	On June 5, 2006, the Company acquired approximately 4.3% of Tadiran’s outstanding shares in consideration for $18.3 million. Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

Based on a PPA performed by an independent advisor, the excess of the amounts paid for the above mentioned Tadiran shares acquired over their book value was attributed as follows:

	Book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
	(In thousands of U.S. dollars)
Working capital	2,600	-	2,600	-
Inventory	1,000	300	1,300	Up to a quarter
Long-term assets and investments	1,300	100	1,400	5 years
Long-term liabilities	(1,800)	-	(1,800)	-
Brand name	400	600	1,000	15 years
Customer base	-	5,300	5,300	2-12 years
Technology	200	2,300	2,500	10 years
IPR&D	-	1,000	1,000	Immediate write-off
Goodwill	2,500	2,500	5,000	Indefinite - subject to
				annual impairment test

	6,200	12,100	18,300

•	In December 2006, the Company sold its holdings in Sultam Systems Ltd. (“Sultam”) in consideration for $5 million, to be paid in 24 monthly installments. An amount of $2.3 million was recorded as long-term receivables. A gain of $1.5 million was recorded as other income.

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K.	Elisra Efficiency Plan

Elisra’s 2006 financial results include a $26 million net loss (see below – “Summary of Financial Results – Elisra”). In February 2007, Elisra’s Board of Directors approved the framework of an efficiency plan, including a reduction in the number of employees, with a potential efficiency plan cost of up to $16 million. The plan also includes co-location to one operating site as well as other cost cutting measures. The goal of the plan is to return Elisra to profitability. Elisra’s Board of Directors determined that execution of the reduction in the number of employees is subject to preparation of a detailed list of the specific employees, the adequate availability of financing for the execution of the plan and the expected return on such expense in the future. As of the approval date of the Company’s consolidated financial statements, Elisra’s management had not yet completed the above mention procedures and therefore is unable to estimate the total extent and expected period of the efficiency plan.

L.	2007 Employee Stock Option Plan

On January 11, 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by the Company’s and certain of its subsidiaries’ employees, who are expected to contribute to the Group’s future growth and success. The Options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 Ordinary Shares of the Company in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of the Company’s shares during 30 trading days proceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options are granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The Company will grant options to Israeli participants in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

On January 11, 2007, the Company granted to its employees 2,354,300 option under the Plan. The exercise price for Israeli employees was $33.20 and for non-Israeli employees was $33.10.

The compensation cost related to the options granted in January 2007 is estimated at $20 million. That cost is expected to be recognized over a period of four years.

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M.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three-month periods and years ended December 31, 2006 and December 31, 2005.

The financial statements of the Company include consolidation of Elisra’s financial results, commencing December 1, 2005, therefore Elisra’s results are included in 2006 results and are not included in the 2005 results, prior to the day of the acquisition.

	For the year ended on December 31				For the three months ended on December 31
	2006		2005		2006		2005
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)

Total revenues	1,523,243	100.0	1,069,876	100.0	467,388	100.0	321,760	100.0
Cost of revenues	1,149,768	75.5	786,616	73.5	367,163	78.5	239,826	74.5
Restructuring expenses (pre-contract and
equipment write-off)	-	-	3,488	0.4	-	-	3,488	1.1

Gross profit	373,475	24.5	279,772	26.1	100,225	21.5	78,446	24.4

Research and development (R&D)
expenses	115,648	7.6	92,375	8.6	33,283	7.1	25,482	7.9
Less - participation	(23,416)	(1.5)	(20,472)	(1.9)	(5,414)	(1.2)	(7,022)	(2.2)

R&D expenses, net	92,232	6.1	71,903	6.7	27,869	5.9	18,460	5.7
Marketing and selling expenses	111,880	7.3	78,648	7.4	30,853	6.6	23,953	7.4
General and administrative expenses	77,505	5.1	54,417	5.1	20,051	4.4	16,155	5.0
IPR&D write-off	-	-	7,490	0.7	-	-	7,490	2.3

	281,617	18.5	212,458	19.9	78,773	16.9	66,058	20.5

Operating income	91,858	6.0	67,314	6.3	21,452	4.5	12,388	3.9
Finance expenses, net	(21,456)	(1.4)	(11,472)	(1.1)	(6,093)	(1.3)	(5,199)	(1.6)
Other income (expenses), net	1,814	0.1	(5,326)	(0.5)	1,423	0.3	(5,134)	(1.6)

Income before taxes on income	72,216	4.7	50,516	4.7	16,782	3.5	2,055	0.7
Taxes on income	20,694	1.3	16,335	1.5	4,049	0.8	4,046	1.2

	51,522	3.4	34,181	3.2	12,733	2.7	(1,991)	(0.6)
Minority interest in loses (gains) of
subsidiaries	5,977	0.4	(58)	(0.0)	4,673	1.0	(710)	(0.2)
Equity in net earnings (losses) of
affiliated companies and partnership	14,743	1.0	(1,636)	(0.2)	6,553	1.4	(2,974)	(0.9)

Net earnings	72,242	4.7	32,487	3.0	23,959	5.1	(5,675)	(1.8)

Diluted earnings per share	1.72		0.78		0.57		(0.14)

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Elisra

The results of Elisra were included in the Company’s consolidated financial reports commencing December 1, 2005. The effect on 2005 results was mainly a $7.5 million IPR&D write-off. Because of the acquisition date (November 30, 2005), the effects of Elisra’s results on the Company consolidated results in 2005 were not material.

Accordingly, in light of the immaterial effect of Elisra on the Company’s 2005 results, in order to facilitate comparison of the Company’s 2006 results to those of 2005, the following information is provided on Elisra’s 2006 results: revenues — $219 million, gross profit — $29 million and net loss – $26 million. The Company’s net share in the loss (70%) was $18 million.

The results of Elisra reflect increased costs in the performance of several programs, mainly in the fourth quarter of 2006. Elisra’s results reduced the Company’s gross profit, operational profit and net profit percentages. (See above – “Elisra Efficiency Plan”).

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

The Company’s consolidated revenues increased by 42.4%, from $1,069.9 million in 2005 to $1,523.2 million in 2006.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Year ended
	December 31, 2006		December 31, 2005
	$ millions	%	$ millions	%
Airborne systems	547.8	35.9	420.8	39.3
Land systems	317.7	20.9	117.4	11.0
C4ISR systems	313.5	20.6	217.3	20.3
Electro-optics	223.3	14.7	242.3	22.7
Other (mainly non-defense engineering and
production services)	120.9	7.9	72.1	6.7

Total	1,523.2	100.0	1,069.9	100.0

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Year ended
	December 31, 2006		December 31, 2005
	$ millions	%	$ millions	%
Israel	407.1	26.7	315.4	29.5
United States	609.5	40.0	397.5	37.2
Europe	233.7	15.3	104.2	9.7
Other countries	272.9	18.0	252.8	23.6

Total	1,523.2	100.0	1,069.9	100.0

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The changes in revenues by areas of operation, other than the inclusion of Elisra, were in revenues from customers for land systems, which were increased mainly as a result of sales related to systems supplied to the U.S. Marine Corps.

The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe and the U.S., which were increased mainly as a result of the Watchkeeper project in the United Kingdom and systems to the U.S. Marine Corps.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

Gross profit in 2006 was $373.5 million (with a gross profit margin of 24.5%), as compared to $279.8 million (gross profit margin of 26.1%) in 2005. The decrease in the gross profit margin was mainly as a result of the lower gross profit margin generated by Elisra.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the IMOD, the OCS and bi-national and European development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, C(4)I systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors and homeland security technologies and products.

Gross R&D expenses in 2006 totaled $115.6 million (7.6% of revenues), as compared with $92.4 million (8.6% of revenues) in 2005.

Net R&D expenses (after deduction of third party participation) in 2006 totaled $92.2 million (6.1% of revenues), as compared to $71.9 million (6.7% of revenues) in 2005.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company’s plans.

Marketing and selling expenses in 2006 were $111.9 million (7.3% of revenues), as compared to $78.6 million (7.4% of revenues) in 2005.

General and Administrative (“G&A”) Expenses

G&A expenses in 2006 were $77.5 million (5.1% of revenues), as compared to $54.4 million (5.1% of revenues) in 2005.

The increase in G&A expenses in 2006 compared to 2005 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

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Financing Expenses (Net)

Net financing expenses in 2006 were $21.5 million, as compared to $11.5 million in 2005.

The increase in the net financing expenses resulted mainly from a higher level of long-term loans during the first half of 2006.

Other Income (Expenses) (Net)

Other income in 2006 was a $1.8 million gain, which was mainly as a result of the capital gain related to the selling of Sultam shares, as compared to a $5.3 million loss in 2005, which included a write-off of $5.4 million related to the Company’s investment in Image–Sat International B.V.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject.

Provision for taxes in 2006 was $20.7 million (tax rate of 28.7%), as compared to a provision for taxes of $16.3 million (tax rate of 32.3%) in 2005. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

Company’s Share in Earnings of Affiliated Entities

In 2006, the Company had income of $14.7 million from its share in earnings of affiliated entities, as compared to a loss of $1.6 million in 2005. The Company’s share in earnings of affiliated entities in 2005 included $8.5 million in IPR&D write-offs related to Tadiran.

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics, airborne systems and communications.

Net Earnings and Earnings Per Share (“EPS”)

Net earnings in 2006 were $72.2 million (4.7% of revenues), as compared to reported net earnings of $32.5 million (3.0% of revenues) in 2005. Diluted EPS was $1.72 in 2006, as compared to $0.78 in 2005.

The number of shares used for computation of diluted EPS in the year ended December 31, 2006 was 41,880 thousand shares, as compared to 41,623 thousand shares in the year ended December 31, 2005.

Net earnings in 2006 include $2.2 million in IPR&D write-offs related to the acquisitions of Tadiran’s and Sandel’s shares in the second quarter of 2006. Net earnings in 2005 included a $8.5 million IPR&D write-off related to the acquisition of Tadiran’s shares in 2005.

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N.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in 2006 was $201 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the year ended December 31, 2006 was $87 million, which was used mainly for acquisition of Tadiran’s and Sandel’s shares in the second quarter of 2006 and purchase of various assets and equipment.

Net cash flow used for financing activities in 2006 was $123.3 million, which was mainly for repayment of long-term loans.

On December 31, 2006, the Company had total borrowings in the amount of $153.3 million, including $125.3 million in long-term loans and $765.6 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2006, the Company had a cash balance amounting to $84.6 million.

As of December 31, 2006, the Company had working capital of $118 million and its current ratio was 1.15. The Company’s ratio of equity to total assets was 27.9%.

O.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels (“NIS”). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On December 31, 2006, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran. The Company’s deposits and loans are based on variable interest rates, and their value as of December 31, 2006 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On December 31, 2006, the Company had exposure due to liabilities denominated in NIS of $88 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2006 by forward contracts and options. On December 31, 2006, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $332.2 million ($151.1 million in Euro, $172.8 million in GBP and $8.3 million in other currencies). The financial derivative activities in the fourth quarter of 2006 resulted in an unrealized net loss of approximately $13.4 million, which was recorded as of December 31, 2006 as other comprehensive loss. On December 31, 2006, the Company had options for hedging future cash flow denominated in NIS in the amount of $19 million. The fair market value of the options as of December 31, 2006 was not material.

P.	Director and Corporate Secretary Appointments

On March 13, 2007, the Board of Directors appointed David Federmann as a director of the Company. In addition, on March 13, 2007, the Company appointed Yaniv Baram as Corporate Secretary, replacing Ilan Pacholder whose intent to resign from the Company was announced on February 7, 2007.

Q.	Dividends

The Board of Directors declared on March 13, 2007 a dividend of $0.16 per share for the last quarter of 2006. The total dividend declared for 2006 was $0.61 per share.

_________________

19

Exhibit 3

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2006
(In U.S. dollars)

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2006
In U.S. dollars

C O N T E N T S

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Income	5

Statements of Changes in Shareholders' Equity	6 - 7

Consolidated Statements of Cash Flows	8 - 9

Notes to the Consolidated Financial Statements	10 - 63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in the shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a majority-owned subsidiary, which statements reflect total assets constituting 14.78% and 16.3% as of December 31, 2006 and 2005, respectively, and total revenues constituting 13.47% for the year ended December 31, 2006 of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S generally accepted accounting principles.

As discussed in Note 2(X) to the consolidated financial statements, on January 1, 2006, the Company adopted SFAS 123(R), “Share Based Payment” and as discussed in Note 2(AB) to the consolidated financial statements, on December 31, 2006, the Company adopted SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Haifa, Israel
March 13, 2007

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands)

		December 31,
	Note	2006	2005
CURRENT ASSETS:
Cash and cash equivalents		$84,564	$93,887
Short-term bank deposits		836	742
Available for sale marketable securities		2,106	2,282
Trade receivables (net of allowance for doubtful
accounts in the amount of $3,390 and $3,221 as of December
31, 2006 and 2005, respectively)	(3)	384,487	346,689
Other receivables and prepaid expenses	(4)	84,601	67,096
Inventories, net of advances	(5)	371,962	328,428

Total current assets		928,556	839,124

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies and a partnership	(6A)	232,878	194,994
Investments in companies accounted for on a cost basis	(6B)	2,845	6,345
Compensation receivables in respect of fire damages, net	(7)	15,530	15,530
Long-term bank deposits and trade receivables	(8)	6,030	2,457
Severance pay fund	(2P)	160,620	141,518

		417,903	360,844

PROPERTY, PLANT AND EQUIPMENT, NET	(9)	294,628	284,997

INTANGIBLE ASSETS:	(10)
Goodwill		58,401	58,401
Other intangible assets, net		70,594	78,771

		128,995	137,172

		$1,770,082	$1,622,137

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2006	2005
CURRENT LIABILITIES:
Short-term bank credit and loans	(11)	$17,802	$30,296
Current maturities of long-term loans	(14)	10,199	7,355
Trade payables		158,361	120,260
Other payables and accrued expenses	(12)	274,505	216,539
Customers advances in excess of
costs incurred on contracts in progress	(13)	349,724	237,718

Total current liabilities		810,591	612,168

LONG-TERM LIABILITIES:
Long-term loans	(14)	125,266	224,982
Advances from customers	(13)	126,769	122,263
Deferred income taxes	(16)	17,640	25,868
Accrued termination liability	(15, 2P)	189,067	173,172

		458,742	546,285

COMMITMENTS AND CONTINGENT LIABILITIES	(17)

MINORITY INTERESTS		6,871	12,907

SHAREHOLDERS' EQUITY:	(18)
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of
December 31, 2006 and 2005;
Issued 42,425,595 and 41,375,545 shares as
of December 31, 2006 and 2005, respectively;
Outstanding 42,016,674 and 40,966,624 shares
as of December 31, 2006 and 2005, respectively		11,876	11,636
Additional paid-in capital		289,026	278,679
Accumulated other comprehensive loss		(16,746)	(1,340)
Retained earnings		214,043	166,123
Treasury shares - 408,921 shares as of
December 31, 2006 and 2005		(4,321)	(4,321)

		493,878	450,777

		$1,770,082	$1,622,137

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except share and per share data)

		Year ended December 31,
	Note	2006	2005	2004
Revenues	(19)	$1,523,243	$1,069,876	$939,925
Cost of revenues		1,149,768	786,616	689,626
Restructuring expenses (pre-contract costs and equipment
write-off)	(1G)	-	3,488	-

Gross profit		373,475	279,772	250,299

Research and development expenses, net	(20)	92,232	71,903	66,846
Marketing and selling expenses		111,880	78,648	69,912
General and administrative expenses		77,505	54,417	47,832
In process research and development write-off	(1G)	-	7,490	-

		281,617	212,458	184,590

Operating income		91,858	67,314	65,709

Financial expenses, net	(21)	(21,456)	(11,472)	(5,852)
Other income (expenses), net	(6B)	1,814	(5,326)	770

Income before taxes on income		72,216	50,516	60,627
Taxes on income	(16)	20,694	16,335	15,219

		51,522	34,181	45,408
Equity in net earnings (losses) of affiliated companies and
partnership (*)	(6A)	14,743	(1,636)	6,645
Minority interests in losses (earnings) of subsidiaries		5,977	(58)	(180)

Net income		$72,242	$32,487	$51,873

Earnings per share
Basic net earnings per share		$1.75	$0.80	$1.30

Diluted net earnings per share		$1.72	$0.78	$1.26

Number of shares used in computation of basic net earnings per
share		41,340	40,750	39,952

Number of shares used in computation of diluted net earnings
per share		41,880	41,623	41,041

(*)     Includes in process research and development write-off of $8,500 and $2,200 in 2005 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2004	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079
Exercise of options	1,223,722	275	10,985				11,260
Cumulative effect of first time adoption of
the fair value based method for stock
based compensation expenses	-	-	(152)	-	-	-	(152)
Tax benefit in respect of options exercised	-	-	1,179	-	-	-	1,179
Stock based compensation	-	-	3,387	-	-	-	3,387
Dividends paid	-	-	-	-	(86,692)	-	(86,692)
Other comprehensive income net of tax:
Unrealized loss on derivative instruments	-	-	-	(299)	-	-	(299)	$(299)
Foreign currency translation differences	-	-	-	450	-	-	450	450
Minimum pension liability adjustment	-	-	-	(901)	-	-	(901)	(901)
Net income	-	-	-	-	51,873	-	51,873	51,873

Total comprehensive income								$51,123

Balance as of December 31, 2004	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	405,598	88	3,423	-	-	-	3,511
Tax benefit in respect of options exercised	-	-	652	-	-	-	652
Stock based compensation	-	-	172	-	-	-	172
Dividends paid	-	-	-	-	(21,631)	-	(21,631)
Other comprehensive income net of tax:
Unrealized gain on derivative instruments	-	-	-	6,412	-	-	6,412	$6,412
Foreign currency translation differences	-	-	-	(924)	-	-	(924)	(924)
Minimum pension liability adjustment	-	-	-	(2,086)	-	-	(2,086)	(2,086)
Net income	-	-	-	-	32,487	-	32,487	32,487

Total comprehensive income	-							$35,889

Balance as of December 31, 2005	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	-	-	-	8,248
Tax benefit in respect of options exercised	-	-	2,144	-	-	-	2,144
Stock based compensation	-	-	195	-	-	-	195
Dividends paid	-	-	-	-	(24,322)	-	(24,322)
Other comprehensive income, net of tax:
Unrealized gain (loss) on derivative
instruments	-	-	-	(15,642)	-	-	(15,642)	$(15,642)
Foreign currency translation differences	-	-	-	2,034	-	-	2,034	2,034
Increase in additional minimum pension
liability per FAS 87	-	-	-	2,603	-	-	2,603	2,603
Adjustment for adoption of FAS 158 for the
pension plans as of December 31, 2006
	-	-	-	(4,341)	-	-	(4,341)	-
Adjustment for adoption of FAS 158 for the
post medical plan as of December 31, 2006
	-	-	-	(252)	-	-	(252)	-
Unrealized gain on available for sale
securities	-	-	-	192	-	-	192	192
Net income	-	-	-	-	72,242	-	72,242	72,242

Total comprehensive income								$61,429

Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$214,043	$(4,321)	$493,878

Accumulated other comprehensive loss (net of taxes)

	December 31,
	2006	2005
Accumulated gains (losses) on derivative instruments	$(10,107)	$5,535
Accumulated foreign currency translation differences	1,900	(134)
Accumulated unrealized gain on available for sale securities	192	-
Unrealized additional minimum pension liability, FAS 87	(4,138)	(6,741)
Adjustment for FAS 158 adoption	(4,593)	-

Accumulated other comprehensive loss	$(16,746)	$(1,340)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,242	$32,487	$51,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,500	57,718	42,261
Purchased in process R&D	-	7,490	-
Stock based compensation	195	172	3,387
Deferred income taxes	(4,659)	6,551	153
Accrued severance pay, net	(5,197)	(6,707)	(2,304)
Loss (gain) on sale of property, plant, equipment and investment	(2,351)	(731)	143
Tax benefit in respect of options exercised	-	652	1,179
Minority interests in earnings (losses) of subsidiaries	(5,977)	58	180
Equity in net losses (earnings) of affiliated companies and partnership, net of
dividend received (*)	(1,696)	13,805	1,505
Changes in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(58,793)	(43,420)	(16,871)
Decrease (increase) in inventories, net	(69,974)	(43,679)	2,932
Increase (decrease) in trade payables, other payables and accrued expenses	75,869	(37,859)	20,522
Increase (decrease) in advances received from customers	142,844	202,450	(18,535)
Settlement of royalties with the Office of the Chief Scientist	-	(1,371)	(3,714)
Other adjustments	(35)	-	(1,228)

Net cash provided by operating activities	200,968	187,616	81,483

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(64,809)	(58,735)	(53,008)
Acquisition of subsidiaries and businesses (Schedule A)	-	(28,331)	(2,315)
Investments in affiliated companies	(31,930)	(160,861)	(18,391)
Proceeds from sale of property, plant and equipment	5,705	2,712	2,560
Proceeds from sale of investment	5,000	3,100	-
Investment in long-term bank deposits	(880)	(1,089)	(1,203)
Proceeds from sale of long-term bank deposits	780	1,501	1,507
Short-term deposits, net	(862)	(4)	(48)

Net cash used in investing activities	(86,996)	(241,707)	(70,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	8,248	3,511	11,260
Repayment of long-term bank loans	(188,723)	(85,035)	(35,826)
Receipt of long-term bank loans	85,053	216,500	58,410
Dividends paid	(24,322)	(21,631)	(86,692)
Tax benefit in respect of options exercised	2,144	-	-
Change in short-term bank credit and loans, net	(5,695)	524	216

Net cash provided by (used in) financing activities	(123,295)	113,869	(52,632)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,323)	59,778	(42,047)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	93,887	34,109	76,156

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$84,564	$93,887	$34,109

(*) Dividend received	$13,047	$12,169	$8,150

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars (In thousands)

	Year ended December 31,
	2006	2005	2004
SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:
Income taxes	$15,955	$21,475	$13,305

Interest	$14,311	$13,151	$3,122

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$-	$39,273	$(707)
Property, plant and equipment	-	(28,875)	(10)
Other long term assets	-	(74,363)	-
Goodwill and other intangible assets	-	(53,291)	(1,598)
In process R&D	-	(7,490)	-
Deferred income taxes	-	5,404	-
Long-term liabilities	-	82,730	-
Minority interest	-	8,281	-

	$-	$(28,331)	$(2,315)

(*)	In 2004, the assets of Computer Instruments Corporation Inc. (see Note 1(D)).

In 2005, the assets of IMI (see Note 1(E)) and the shares of Elisra (see Note 1(G)).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1-	GENERAL

A.	Elbit Systems Ltd. (the “Company”) is an Israeli corporation, 45.4% owned by the Federmann Group. The Company’s shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the “Group”) are engaged mainly in the field of defense electronics. The Company’s principal wholly-owned subsidiaries are the Elbit Systems of America (“ESA”) companies and Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”). The Company also owns 70% holdings in Elisra Electronic Systems Ltd. (“Elisra”), see Note 1(G).

B.	A majority of the Group’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Group’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers, refer to Note 19(C).

C.	In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. (“AD&D”) an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

AD&D develops, manufactures and builds airborne models and other engineered products.

The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of ten years and to goodwill ($334).

The results of AD&D’s operations have been included in the consolidated financial statements from the date of acquisition.

In July 2005, the Company completed the purchase of the remaining shares of AD&D in consideration for $1,025 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,214 was allocated to technology ($900) to be amortized by the straight-line method over a period of eight years and to goodwill ($314).

Pro forma information in accordance with SFAS No. 141 has not been provided, since the net income of AD&D was not material in relation to total consolidated revenues and net income for the years 2004 and 2005.

D.	In August 2004, the Company (through a subsidiary of ESA) acquired a business from Computer Instruments Corporation Inc. (“CIC”) of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 –	GENERAL (Cont.)

D.	(Cont.)

The acquisition was accounted for by the purchase method of accounting. The excess of the purchase price over the fair market value of the net tangible assets acquired in the amount of approximately $1,598 was allocated to technology and other intangible assets to be amortized over a weighted average period of seven years.

The results of CIC’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the year 2004.

E.	In March 2005, the Company, through its wholly-owned subsidiary Cyclone Aviation Products Ltd. (“Cyclone”), acquired from Israel Military Industries Ltd. (“IMI”) the assets and customers’ contracts related to the Aircraft Systems Division of IMI (“the Aircraft Division”) in consideration for approximately $7 million, paid in cash (approximately $1 million out of which $718 was paid through balance sheet date) and assumed liabilities of approximately $6 million. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,500 was allocated to customers’ contracts to be amortized over an estimated period of four years.

The Aircraft Division manufactures weapon payloads and external fuel tanks for fighter aircraft.

The financial results of the business acquired are included in the Company’s consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Aircraft Division are not material in relation to the total consolidated revenues and net income for the years 2004 and 2005.

F.	On December 27, 2004, the Company reached an agreement with Koor to purchase all of Koor’s holdings in Tadiran Communications Ltd. (“Tadiran”), which represented approximately a 32% interest in Tadiran, at a price of $37 per share. This purchase was to be made concurrently with Koor’s purchase of a portion of the Company’s shares from Federmann Enterprises Ltd. (“Federmann”). Tadiran is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange. The purchase of the interest in Tadiran was made in several stages as detailed below.

Tadiran is a leading company active mainly in the defense communication area. The Company is active in the C(4)ISR area, and is using integrated communication equipment in its systems. The Company foresees synergies between its systems operations and Tadiran, by providing advanced integrated network and communication solutions to its customers. Consequently, the acquisition of Tadiran resulted in goodwill amounting to $64,200 (see below).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 –	GENERAL (Cont.)

F.	(Cont.)

During 2004, the Company acquired 4.3% of Tadiran’s outstanding shares on the Tel Aviv Stock Exchange in consideration for $15,900.

In the first and the second quarters of 2005, the Company acquired additional 17% of Tadiran’s outstanding shares in consideration for $74,100.

As a result of the acquisition in the second quarter of 2005, the Company was able to exercise significant influence on Tadiran. In accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”, the Company’s interest in Tadiran, which was previously accounted for as available-for-sale securities, was accounted retroactively under the equity method of accounting (“step-by-step acquisition”).

On August 25, 2005, the Company purchased an additional 5.2% of Tadiran’s outstanding shares in consideration for $23,000. Following this purchase, the Company held approximately 26.5% of Tadiran’s shares.

On November 30, 2005, the Company completed the purchase of the remaining shares held by Koor in Tadiran, for approximately $59.3 million in cash. As of December 31, 2005, the Company held approximately 40% of Tadiran’s shares.

Based on a purchase price allocation analysis (“PPA”) performed by an independent advisor, the investment amount was attributed as follows:

	Book value in Tadiran	Excess cost	Total
Working capital	$14,500	$100	$14,600
Inventory	7,700	3,100	10,800
Long-term assets and investments	12,100	300	12,400
Long-term liabilities	(14,000)	400	(13,600)
Brand name	4,300	4,900	9,200
Customer base	-	39,400	39,400
Technology	3,600	21,100	24,700
IPR&D	-	9,400	9,400
Deferred taxes	1,100	-	1,100
Goodwill	21,200	43,000	64,200

	$50,500	$121,700	$172,200

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 1-	GENERAL (Cont.)

F.	(Cont.)

The excess costs over Tadiran’s book value in the quarters of 2005 are detailed below:

	Until June 30, 2005	In the third quarter of 2005	In the fourth quarter of 2005	Total	Expected useful lives
IPR&D	$ 5,100	$ 1,200	$ 3,100	$ 9,400	immediate write-off
Inventory	1,600	400	1,100	3,100	up to a quarter
Other tangible assets and liabilities	400	100	300	800	5 years
Brand name	2,500	600	1,800	4,900	15 years
Customer base and backlog	21,200	5,200	13,000	39,400	2-12 years
Technology	11,100	2,700	7,300	21,100	10 years
Goodwill	22,400	5,500	15,100	43,000	indefinite-subject to
					annual impairment test

Total excess of consideration
over book value	$64,300	$15,700	$41,700	$121,700

Percentage of interest acquired in
Tadiran	21.3%	5.2%	13.5%	40%

On June 5, 2006, the Company acquired 4.37% of Tadiran’s outstanding shares in consideration for approximately $18.3 million. Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

Based on a PPA performed by an independent advisor, the excess of the amounts paid for the above mentioned Tadiran shares acquired over their book value was attributed as follows:

	Book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
Working capital	$ 2,600	$ -	$ 2,600	-
Inventory	1,000	300	1,300	Up to a quarter
Long-term assets and investments	1,300	100	1,400	5 years
Long-term liabilities	(1,800)	-	(1,800)	-
Brand name	400	600	1,000	15 years
Customer base	-	5,300	5,300	2-12 years
Technology	200	2,300	2,500	10 years
IPR&D	-	1,000	1,000	Immediate write-off
Goodwill	2,500	2,500	5,000	Indefinite - subject to
				annual impairment test

	$6,200	$12,100	$ 18,300

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 1 –	GENERAL (Cont.)

G.	On July 6, 2005, the Company signed an agreement with Koor to acquire all of Koor’s 70% holdings in Elisra, an Israeli company, in consideration for $70 million ($68.8 million after certain adjustments) in cash. The parties also agreed on an additional contingent consideration as a result of future insurance proceeds relating to the fire at Elisra’s plant in 2001 (see Note 7).

The agreement for acquiring Koor’s holdings in Elisra was signed following the approval of the transaction by the Company’s Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares and following the Company’s shareholders approval in August 2005.

On November 30, 2005, simultaneously with the acquisition of Koor’s shares in Tadiran, the Company completed the purchase of all of the shares of Koor in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, the Company owns 70% of Elisra.

The completion of the purchase of the Elisra shares was made possible following the receipt of all required approvals, including that of the Israeli Antitrust Authorities. In accordance with the Israeli antitrust approval, the Company has agreed to fulfill conditions imposed by the Antitrust Authorities related to the market environment between the Company and Israel Aircraft Industries Ltd. (“IAI”), which holds the balance of Elisra’s shares. Should the Antitrust Authorities conclude, during the course of a five-year period following the acquisition, that the Company has not complied with such conditions, the Antitrust Authorities may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by the Company and IAI.

Elisra is the leading airborne electronic warfare company in Israel with advanced technology and significant market presence. Elisra has significant complementary technologies and customer installment base to those of the Group in areas including ELINT systems, EW suites, airborne warning systems and data links. As such, the Company’s management believes that Elisra’s business is very synergetic with several of the Company’s areas of operations as the aforementioned technologies and customer installment base will enable the Group to offer more comprehensive turnkey solutions to its customers and strengthen its competitive position. Consequently, the acquisition of Elisra resulted in goodwill amounting to $24,500 (see below).

Based on a PPA performed by an independent advisor, the purchase price was attributed to the fair value of the assets acquired and liabilities assumed as follows:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 1 –	GENERAL (Cont.)

G.	(Cont.)

	Book value in Elisra	Excess cost	Total	Expected useful lives of excess cost
Current monetary liabilities net
of current monetary assets	$(11,500)	$ -	$(11,500)	-
Pre-acquisition contingency	15,530	-	15,530	-
Other long-term investments
and receivables	59,270	-	59,270	-
Long-term liabilities	(100,700)	-	(100,700)	-
Minority interest	(8,300)	-	(8,300)	-
IPR&D	-	7,500	7,500	Immediate write-off
Inventory	31,200	1,200	32,400	Up to 2 quarters
Property, plant and equipment	23,100	5,700	28,800	20 years
Customers base and backlog	-	11,800	11,800	10 years
Technology	-	9,500	9,500	10 years
Goodwill	-	24,500	24,500	Indefinite - subject to
				annual impairment test

	$ 8,600	$ 60,200	$ 68,800

The pre-acquisition contingency, which amount to $15,530, are related to the compensation receivables in respect of the fire damage in Elisra (see Note 7 bellow).

The results of Elisra’s operations have been included in the consolidated financial statements from the date of acquisition.

The following unaudited proforma data is based on historical financial statements of the Company and Elisra and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company’s operations assuming that Elisra’s results were included in the Company’s consolidated results at the beginning of each of the reported periods, and under the following assumptions:

(1)	Intangible assets (customer base, backlog and technology) arising from the acquisition of Elisra’s shares of approximately $21,300.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $5,700, is amortized over a period of 20 years.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 –	GENERAL (Cont.)

G.	(Cont.)

(3)	The cost attributed to purchase IPR&D projects, in the amount of approximately $7,500 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

(5)	Management fees which were paid to Elisra’s shareholders and will be paid in the future to the Company were eliminated in the proforma statements.

	For the year ended December 31,
	2005	2004
Revenues	$1,264,375	$1,181,110

Net income as reported	$32,487	$51,873
Adjustments:
Elimination of the charge to operations for IPR&D	7,490	-
Other adjustments, net	(21,337)	126

Net income - proforma (*)	$18,640	$51,999

Basic earnings per share - proforma	$0.46	$1.33

Diluted earnings per share - proforma	$0.45	$1.29

(*)	The proforma net income for the year ended December 31, 2005 includes a write-off of pre contract costs and equipment, net in the amount of $2,616 in the Company and expenses related to cutback in personnel in the amount of $19,103 in Elisra (see Note 15).

Following the acquisition of Elisra’s shares in the fourth quarter of 2005, the Company identified and wrote-off duplicated inventories and equipment in the amount of $3,488 which was recorded as restructuring costs in the cost of revenues.

H.	In October 2005, the Company invested an amount of $2.5 million in Chip PC Ltd. (“Chip PC”), an Israeli company, in consideration for a 20% interest in Chip PC.

Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based- computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

The excess of the amount paid for the Chip PC shares acquired over their book value is approximately $2.4 million. Based on a PPA performed by an independent advisor, this excess was allocated mainly to technology ($1.6 million) to be amortized by a straight-line method over a period of 5 — 8 years and to goodwill ($1.1 million). The financial results of the investee acquired are included in the Company’s consolidated financial statements from the date of acquisition, as equity in net earnings (losses) of affiliated companies.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 1 –	GENERAL (Cont.)

I.	In October 2005, the Company established a U.K. subsidiary – UAV Tactical Systems Ltd. (“U-Tacs”), in which the Company holds 51% and the rest of the shares are held by Thales U.K.. U-Tacs will be the manufacturing and support center of the Watchkeeper program – an Unmanned Air Vehicle (UAV) program for the U.K. MOD. U-Tacs will establish the capabilities to design, manufacture, integrate and fly tacticalUAV systems, consisting of air vehicles, ground control stations, data links, payloads and launch and recovery subsystems (see Note 2(AA)).

J.	On May 31, 2006, the Company’s U.S. subsidiary Kollsman, Inc. (“Kollsman”) acquired a 20% interest in Sandel Avionics, Inc. (“Sandel”) in consideration for $12.5 million (represented by a $11.5 million cash payment and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. The Company expects that some of Kollsman’s new products will be integrated with Sandel’s display electronics for the general aviation market. Accordingly, the transaction resulted in goodwill, as described below.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment at the equivalent price per share as the first transaction. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

The Company’s share in the income (loss) of Sandel has been recognized in equity in net earnings (losses) of affiliated companies from the date of acquisition.

Based on a PPA performed by an independent advisor, the investment amount was attributed as follows:

	Book value in Sandel	Excess cost	Total	Expected useful lives of excess cost
Working capital	$ 700	$ -	$ 700	-
Fixed and others assets	700	-	700	-
Long-term liabilities	(2,100)	-	(2,100)	-
IPR&D	-	1,200	1,200	Immediate write-off
Technology and customer base	-	3,200	3,200	7 years
Goodwill	-	8,800	8,800	Indefinite - subject to
				annual impairment test

	$ (700)	$ 13,200	$ 12,500

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

The consolidated subsidiaries include Elop, ESA, Elisra and other Israeli and non-Israeli subsidiaries.

Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	CASH EQUIVALENTS

Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

E.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost.

F.	AVAILABLE FOR SALE MARKETABLE SECURITIES

Investments in marketable securities are classified as available for sale securities according to Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”). Accordingly, these securities are stated at fair market value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sale of investments and a decline in value which is considered to be other-than-temporary, are included in the consolidated statements of income as finance income (loss).

G.	INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average cost method.

•	Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

•	Labor overhead is generally included on a basis of hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are presented as net amounts. Advances in excess of related inventories are classified as liabilities.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, are eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

A change in the Company’s proportionate share of a subsidiary’s or investee’s equity, resulting from issuance of common or in substance common shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SEC Staff Accounting Bulletin 51 “Accounting Sales of Stock by a Subsidiary”.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. The results of 2005 include an impairment loss related to the investment in ISI (see Note 6(B)2)).

I.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the original market rates of interest).

J.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and accumulated interest.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group’s own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings	2-6.6
Instruments, machinery and equipment	6-33
Office furniture and other	6-33
Motor vehicles	12-33	(mainly 15%)

Land rights and leasehold improvements – generally over the term of the lease.

L.	INVESTMENT GRANTS

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 16(A)(3) and 17(K)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment they are offset against the cost of property, plant and equipment.

M.	INTANGIBLE ASSETS

Intangible assets are stated at cost net of accumulated amortization. Intangible assets are amortized over their useful life using the straight-line method.

N.	IMPAIRMENT OF LONG-LIVED ASSETS

The Group’s long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	GOODWILL

Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Under SFAS No. 142, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Fair value of a reporting unit is determined using the discounted future cash flows method. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

For each of the three years in the perios ended December 31, 2006, no impairment losses have been identified.

P.	SEVERANCE PAY

Under Israeli law and employment agreements, the Group’s companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The benefit is calculated based on the employee’s latest salary and the period of his/her employment.

The Group’s companies in Israel record a liability for the amount that would have to be paid to the employees as severance payment in the event of the companies’ shut down.

The companies’ obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual. The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include profits.

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $19,161, $17,500 and $15,574, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION

The Group generates revenues mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing. In addition, to a minor extent, the Company is providing support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable and objective measure to the extent of progress toward completion.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to the phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION (Cont.)

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

The Group believes that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract.

In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

As for research and development costs accounted for as contract costs refer to Note 2(T).

R.	PRE-CONTRACT COSTS

Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

S.	WARRANTY

The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group’s warranty liability include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	WARRANTY (Cont.)

Changes in the Group’s provision for warranty, which is included in the Company’s balance sheet, during the years, are as follows:

	2006	2005
Balance, at January 1	$31,797	$34,230
Warranties issued during the year	27,733	19,223
Warranties forfeited or exercised during the year	(15,113)	(21,656)

Balance, at December 31	$44,417	$31,797

T.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

Under certain arrangements in which a customer participates in product development costs, the Group’s portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred, since repayment is not probable at inception.

U.	INCOME TAXES

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

The majority of the Group’s cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the United States. Management believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one-time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group’s customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

W.	DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the effective portion of the gain and loss on thederivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair value. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the asset or liability hedge, if any, is recognized as financial expense in current earnings during the period of change. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

For derivative instruments not designated as hedging instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

As part of its cash flow hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in a currency other than the U.S. dollar.

As of December 31, 2006, the Group had forward contracts with a notional amount of approximately $332,200 to purchase and sell foreign currencies ($151,100 in Euro, $172,800 in Great Britain Pounds (“GBP”) and $8,300 in other currencies).

The fair value of the foreign exchange contracts and the options as of December 31, 2006 is a liability of approximately $13,400.

X.	STOCK-BASED COMPENSATION

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

The cumulative effect on deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one-time adjustment to additional paid-in capital in 2004.

Effective January 1, 2006, the Company adopted the provision of Statement 123(R), using the modified prospective method. The adoption of Statement 123(R) had an immaterial effect on the Company’s financial position and results of operations.

The fair value of options is estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Divided yield	-	2.25%	2.20%
Expected volatility	-	25.60%	26.70%
Risk-free interest rate	-	4.50%	4.00%
Expected life	-	4 years	4 years

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The carrying amount of the trading securities is recorded according to its fair market value, as determined by quoted market prices on the stock exchange.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

It was not practicable to estimate the fair value of the Group’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2005 and 2006 were $6,345 and $2,845, respectively, and represent the original cost of acquisition. As noted in Note 2H above, management is constantly monitoring such investments for other-than-temporary decline in value.

Z.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when their effect is anti-dilutive. In all the years presented no stock options were excluded.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	VARIABLE INTEREST ENTITIES

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulleting No. 51” (“FIN 46”) provides a framework for identifying Variable Interest Entities (“VIE’s”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity’s activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity’s losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by its primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

U-Tacs is considered to be a variable interest entity. As the Company is the primary beneficiary, U-Tacs is consolidated in the Company’s financial statements.

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

(1)	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes, including tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period and if a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

(2)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123(R) and related interpretations. The statement does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

(3)	In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See Note 15 for further discussion of the effect of adopting SFAS 158 on the Company’s consolidated financial statements.

(4)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

AC.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 3-	TRADE RECEIVABLES, NET

	December 31,
	2006	2005
Open accounts (*)	$315,254	$254,056
Unbilled receivables	72,623	95,854
Less - allowance for doubtful accounts	(3,390)	(3,221)

	$384,487	$346,689

(*) Includes affiliated companies	$9,673	$6,283

Note 4-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2006	2005
Deferred income taxes	$17,737	$18,708
Prepaid expenses	31,385	22,065
Government institutions	21,681	9,451
Employees	787	1,029
Others	13,011	15,843

	$84,601	$67,096

Note 5-	INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2006	2005
Cost incurred on long-term contracts in progress	$373,045	$314,362
Raw materials	90,075	81,781
Advances to suppliers and subcontractors	41,037	40,095

	504,157	436,238
Less -
Cost incurred on contracts in progress deducted
from customer advances (see Note 13)(*)	49,455	16,178

Advances received from customers (*)	77,246	84,083
Provision for losses	5,494	7,549

	$371,962	$328,428

The Company has transferred legal title of inventories to certain customers as collateral for advances received.

(*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented as a liability. In cases where the inventories are in excess of advances received, the net amount is included in inventories.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in companies accounted for under the equity method:

	December 31,
	2006	2005
Tadiran (1)	$176,374	$156,142
SCD (2)	30,804	25,059
VSI (3)	5,398	6,451
Sandel (4)	11,047	-
Opgal (5)	4,705	3,380
Chip PC (6)	2,189	2,516
Others (7)	2,361	1,446

	$232,878	$194,994

(1)

Tadiran Communications Ltd. (“Tadiran”) – a publicly-traded 43%-owned investee registered in Israel, is involved in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

The summarized financial information regarding Tadiran (see Note 1(F)) is as follows:

Balance Sheet Information:

	December 31,
	2006	2005
Current assets	$340,204	$312,093
Non-current assets	103,343	104,118

Total assets	$443,547	$416,211

Current liabilities	$238,294	$243,972
Non-current liabilities	36,548	43,840
Shareholders' equity	168,705	128,399

	$443,547	$416,211

Income Statement Information:

	Year ended December 31,
	2006	2005
Revenues	$258,795	$271,424
Gross profit	$105,632	$120,510
Net income	$42,118	$29,879

As of December 31, 2006, the fair market value of Tadiran’s shares held by the Company was $207,128.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

A.	Investments in companies accounted for under the equity method (Cont.)

(2)	Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)	Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(4)	Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market owned 20% by Kollsman (see Note 1(J)).

(5)	Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(6)	Chip PC Ltd. is an Israeli company, of which approximately 20% is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

(7)	Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (41% on a fully diluted basis) of the voting rights of Mediguide. During 2001 — 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

A.	Investments in companies accounted for under the equity method (Cont.)

(8)	Equity in net earnings (losses) of affiliated companies is as follows:

	December 31,
	2006	2005	2004
Tadiran (*)	$3,988	$(11,121)	$(1,120)
SCD	5,466	5,115	4,563
VSI	5,354	4,641	3,710
Others	(65)	(271)	(508)

	$14,743	$(1,636)	$6,645

(*)	The Company’s share in Tadiran’s 2006 results includes a loss of $2,400 as a result of exercise of options in Tadiran.

(9)	The summarized aggregate financial information of companies accounted for under the equity method, excluding Tadiran (see Note 6(A)(1)), is as follows:

Balance Sheet Information:

	December 31,
	2006	2005
Current assets	$165,411	$138,312
Non-current assets	27,896	19,115

Total assets	$193,307	$157,427

Current liabilities	$85,576	$59,067
Non-current liabilities	7,929	13,622
Shareholders' equity	99,802	84,738

	$193,307	$157,427

Income Statement Information:

	Year ended December 31,
	2006	2005	2004
Revenues	$298,499	$266,841	$213,680
Gross profit	$79,309	$63,938	$55,285
Net income	$18,902	$13,345	$15,195

(10)	See Note 17(F) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for on a cost basis

	December 31,
	2006	2005
Sultam (1)	$-	$3,500
ISI (2)	1,830	1,830
AAI (3)	1,000	1,000
Others	15	15

	$2,845	$6,345

(1)	Sultam Systems Ltd. (“Sultam”), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector. In December 2006, the Company sold its holdings in Sultam in consideration for $5,000, to be paid in 24 monthly installments bearing interest of Libor+1%. An amount of $2,341 was recorded as other long-term receivables. A gain of $1,500 was recorded as other income.

(2)	ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. During the fourth quarter of 2005, the fair value of ISI decreased as a result of a decrease in ISI’s backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, the Company wrote-off approximately $5,400 of its investment in ISI.

(3)	AeroAstro Inc. (“AAI”), held 8.33% (on a fully diluted basis) is a Delaware corporation engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET

	December 31,
	2006	2005
Receivables from insurance company (A)	$25,884	$25,884
Net of contingent payment to Koor (B)	10,354	10,354

	$15,530	$15,530

A.	On March 17, 2001, a fire broke out in the manufacturing plants in two of Elisra’s subsidiaries (“the companies”). The fire caused damage to equipment, building, inventory and work in progress. The book value of the equipment, inventory and costs invested in the work in progress damaged by the fire together with the costs of repairing the building and other costs, are estimated at approximately $36 million. Up to December 31, 2005 and 2006, advances were received from the insurance company in the aggregate amount of approximately $10 million.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

A.	Cont.

The claim submitted by the companies to the insurance company, and which is based on the terms of the insurance policy, also includes a demand for consequential damages along with other damages that the companies believe are covered by the insurance policy. Therefore, the total amount of the claim is much higher than the book value of the damage and the cost of repairing the building.

The companies are taking legal action in order to receive the insurance claim and they have submitted a claim to the District Court of Tel-Aviv against the insurance company and its assessors, in the aggregate amount of $96 million. In light of the duration of the proceedings, the managements of the companies decided to classify the balance of the compensation receivable from the insurance company as a long-term receivable.

In April 2004, the companies filed a request with the Court, for issuance of a partial judgment, in the amount of $33 million (in excess of the advances already paid by the insurance company) based on the admission made by the insurance company and its representatives of an obligation deriving from the insurance event, while the dispute remains regarding the amount of the damages.

In December 2004, a hearing was held in the Court wherein the force of a judgment was given to an agreement of the parties pursuant to which a separate bank account was opened, in which the insurance company deposited $15 million. Every withdrawal from such account requires approval of the Court until the proceedings on the claim are concluded. In accordance with the aforesaid agreement, the claim was transferred for mediation. A number of meetings took place during 2005 and 2006, including a visit of the reinsurance representatives with the Company, however the mediation did not result in an agreement between the parties.

In light of the failure of the mediation proceeding, on September 19, 2006 the mediator notified the Court of discontinuance of the proceeding.

On September 21, 2006, the Company requested from the Court to renew the legal proceedings and requested that a ruling be made on the request for a partial ruling that had been filed on April 21, 2004 as described above. A hearing on the ruling is scheduled for March 18, 2007.

In the opinion of the companies, based on, among other things, the opinion of their legal advisors regarding this matter, it is difficult to estimate the chances that the companies will receive the full amount of the claim, even though it is considered to be well founded. Nonetheless, the managements of the companies estimate, based on the opinion of their legal advisors that the chances are good of receiving indemnification from the insurance company, in an amount greater than the balance of the receivable which they recorded as an asset in the financial statements.

B.	In the agreement the Company signed with Koor, for the purchase of Elisra’s shares, it was agreed that the Company will pay Koor 40% of the consideration received from the insurance company, up to $30 million and 25%-27.5% of additional consideration received (see Note 1(G)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

C.	The receivables in respect of the fire damages and related payable to Koor represent pre-acquisition contingencies that were recognized in connection with the acquisition of Elisra in 2005, and these items are reflected in the PPA (see Note 1(G)).

Note 8-	LONG–TERM BANK DEPOSITS AND TRADE RECEIVABLES

	December 31,
	2006	2005
Deposits with banks for loans granted to employees (*)	$1,287	$1,200
Long-term trade and other receivables (**)	4,701	1,219
Other deposits with banks	42	38

	$6,030	$2,457

(*)	The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $429 (2005 — $539).

(**)	Other receivables include receivables in the amount of $2,341 with respect to the sale of Sultam, to be paid in 24 monthly installments (see Note 6(B)(1)). The installments bear annual interest rate of Libor +1%. As of December 31, 2006 the rate was 6.3%.

Note 9-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2006	2005
Cost (1):
Land, buildings and leasehold improvements (2)	$185,182	$177,435
Instruments, machinery and equipment (3)	356,545	332,956
Office furniture and other	43,085	38,406
Motor vehicles	53,954	49,538

	638,766	598,335
Accumulated depreciation	(344,138)	(313,338)

Depreciated cost	$294,628	$284,997

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $50,323, $44,576 and $35,001, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $33,409 and $ 32,879 as of December 31, 2006 and 2005, respectively.

(2)	Includes rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 9-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Includes rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

Includes rights in approximately 10,386 square meters of land in Bnei Brak, Israel. The land is leased from the Israel Land Administration (through the years 2010-2017) with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

(3)	Includes equipment produced by the Group for its own use in the aggregate amount of $96,131 and $82,518 as of December 31, 2006 and 2005, respectively.

(4)	As for pledges of assets – see Note 17(G) and 17(J).

Note 10-	INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average number of years of amortization	December 31,
		2006	2005
Original cost:
Technology (1)	14	$108,786	$108,786
Trade marks (2)	17	8,000	8,000

		116,786	116,786

Accumulated amortization:
Technology		43,592	35,815
Trade marks		2,600	2,200

		46,192	38,015

Amortized cost		$70,594	$78,771

Goodwill (3)		$58,401	$58,401

(1)	The technology acquired consists of five major items as follows:

In 2000, the Company completed a merger with Elop. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with Elop comprises various technologies relating to:

a.	Diode pumped and other advanced solid-state lasers incorporating add-on eye-safety options.

b.	Detectors for thermal imaging devices, including 2-D arrays for second and third generation forward looking infrared sensors.

c.	Line of sight command, control and stabilization systems employing computerized digital controllers.

d.	Sophisticated image and signal processing, utilizing modern equipment and software.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 10-	INTANGIBLE ASSETS, NET (Cont.)

A.	Composition (Cont.)

e.	High precision mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.

f.	Aviation instruments such as precision altimeters and air speedometers.

In 2000, EFW Inc. acquired from Honeywell Inc., Honeywell’s business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

In 2002, the Company acquired the business of the Defense Systems Division of Elron Telesoft in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

In 2005, the Company acquired 70% of Elisra’s shares as detailed in Note 1(G) above, in consideration for $68,800. An amount of $21,300 was allocated to the technology related to electronic warfare (EW) systems, command communication (C(2)) systems and data link products.

(2)	Includes trade marks acquired in the merger with Elop in 2000.

(3)	Includes mainly goodwill resulting from the merger with Elop ($18,700) in 2000, goodwill acquired from Honeywell Inc. ($2,090) in 2000, goodwill resulting from the acquisition of IEI ($3,300) in 2001 and goodwill resulting from the acquisition of Elisra ($24,500) in 2005.

B.	Amortization expenses amounted to $8,176, $7,742 and $7,260 for the years ended December 31, 2006, 2005 and 2004, respectively.

C.	The annual amortization expense relating to intangible assets other than goodwill existing as of December 31, 2006 is estimated to be as follows:

2007	$8,100
2008	7,600
2009	7,100
2010	6,500
2011	6,500
Thereafter	34,800

Total	$70,600

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 11-	SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2006	2005	2006	2005
Short-term bank loans:	Interest Rate

In U.S. dollars	4.75-7.86%	6-6.2%	$6,660	$17,491

Short-term bank credit:
In NIS unlinked	7.25%	5.8%	2,929	2,828
In U.S. dollars	6.68-8.25%	6-6.4%	8,213	9,977

			11,142	12,805

			$17,802	$30,296

Weighted Average Interest Rate	6.74%	5.9%

Note 12-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2006	2005
Payroll and related expenses	$78,514	$65,400
Provision for vacation pay	39,841	32,879
Provision for income taxes, net of advance paid	21,096	5,374
Value added tax (VAT) payable	9,044	2,667
Provisions for royalties	23,344	22,943
Provision for warranty	44,417	31,797
Deferred income taxes	-	2,140
Liability in respect of hedge transactions	13,442	1,619
Cost provision (*)	44,807	51,720

	$274,505	$216,539

(*) Cost provision, primarily includes provisions for estimated future costs in respect of (1) potential contractual penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), (2) unbilled services of service providers.

Note 13-	CUSTOMERS ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2006	2005
Advances received	$603,194	$460,242
Less -
Advances presented under long-term liabilities	126,769	122,263
Advances deducted from inventories	77,246	84,083

	399,179	253,896
Less -
Costs incurred on contracts in progress (see Note 5)	49,455	16,178

	$349,724	$237,718

As for guarantees and liens see Note 17(F).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 14-	LONG-TERM LOANS

		Interest	Years of	December 31,
	Currency	%	maturity	2006	2005
Banks	U.S. dollars	2.98% -	mainly
		Libor + 2.3%	2-3	$135,355	$229,370
Office of Chief	NIS-linked to
Scientist	the Israeli-CPI	3.2		-	2,713
Other				110	254

				135,465	232,337
Less-current maturities				10,199	7,355

				$125,266	$224,982

The Libor rate as of December 31, 2006 was 5.3%.

The maturities of these loans after December 31, 2006 are as follows:

2007 - current maturities	$10,199
2008	117,454
2009	5,170
2010	175
2011	180
2012 and thereafter	2,287

$135,465

See Note 17(G) for covenants.

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (see Note 17(G)).

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY

ESA, the Company’s subsidiary in the U.S., has adopted for its employees in U.S. benefits plans as follows:

Defined Benefit Retirement Plan

ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

The measurement date for the EFW and Kollsman benefit obligation is December 31, 2006. The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2006 and 2005:

	December 31,
	2006	2005
Changes in benefit obligation:
Benefit obligation at beginning of year	$51,305	$42,698
Service cost, end of year	3,869	3,242
Interest cost	2,981	2,543
Amendments	73	320
Actuarial losses	(228)	3,517
Benefits paid	(1,221)	(1,015)

Benefit obligation at end of year	$56,779	$51,305

Changes in Plan Assets:
Fair value of Plans assets at beginning of year	33,344	25,102
Actual return on Plan assets (net of expenses)	4,450	1,215
Employer contribution	6,676	8,042
Benefits paid	(1,348)	(1,015)

Fair value of Plans assets at end of year	$43,122	$33,344

Accrued benefit cost, end of year:
Funded status	(13,635)	(17,962)
Unrecognized prior service cost	215	156
Unrecognized net actuarial loss	12,894	15,480

Accrued benefit cost, end of year	$(526)	$(2,326)

Amount recognized in the statement of financial position:
Accrued benefit liability	(13,927)	(13,700)
Intangible asset	-	157
Accumulated other comprehensive income	13,401	11,217

Net amount recognized	$(526)	$(2,326)

Weighted average assumptions:
Discount rate as of December 31,	5.75%	5.75%
Expected long-term rate of return on Plan's assets	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%

	Year ended December 31,
	2006	2005
Components of net periodic pension cost:
Service cost	$3,869	$3,242
Interest cost	2,981	2,543
Expected return on Plans assets	(2,938)	(2,133)
Amortization of prior service cost	14	(15)
Amortization of transition amount	-	69
Recognized net actuarial loss (gain)	(2,586)	569

Total net periodic benefit cost	$1,340	$4,275

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

	Year ended December 31,
	2006	2005
Additional information:
Accumulated benefit obligation	$51,702	$47,043

Increase in minimum liability included in other comprehensive income	$8,078	$3,486

Asset Allocation by Category

	2006	2005
Asset Category
Equity Securities	61.0%	65.9%
Debt Securities	34.5%	26.4%
Other	4.5%	7.7%

Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2006	2005
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%

Total	100.0%	100.0%

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return.

It is the policy of ESA to at least meet the ERISA minimum contribution requirements for a plan year. The minimum contribution requirements for the 2006 Plan year and the quarterly contributions requirements for the 2005 Plan year have been satisfied as of December 31, 2006. However, ESA anticipates that it will make an additional discretionary contribution of approximately $537 during 2007 in order to increase the Plan’s funded current liability percentage. Benefit payments over the next five years are expected to be $1,532 in 2007; $1,697 in 2008; $1,982 in 2009, $2,281 in 2010 and $2,503 in 2011.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Retiree Medical Plan

ESA initiated a retiree medical benefit plan at EFW which arose from a side-letter agreement to the union negotiations in November 2002. In 2006, ESA identified this benefit obligation and evaluated the impact to the financial statements for prior years. The accumulated post-retirement benefit obligation (APBO) for prior years is $1,642 for 2002, $1,589 for 2003 and $1,386 for 2004 through 2006, respectively. The accrued expense for prior years is $641 for 2004, $906 for 2005 and $1,094 for 2006.

The measurement date for ESA benefit obligation is December 31, 2006. The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the year ended December 31, 2006.

December 31, 2006
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,589
Service cost, end of period	82
Interest cost	84
Actuarial (gain) / loss	(241)
Benefits paid	(127)

Benefit obligation at end of period	$1,387

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-
Actual return on plan assets (net of expenses)
Employer contribution	127
Benefits paid	(127)

Fair value of plan assets at end of period	$-

Accrued benefit cost, end of period:
Funded status	$(1,387)
Unrecognized net actuarial (gain) / loss	(381)
Initial unrecognized transition obligation	-
Unrecognized prior service cost	673

Accrued benefit cost, end of period	$(1,095)

Amounts recognized in the statement of financial position:
Accrued benefit liability	$(1,387)
Intangible asset	-
Accumulated other comprehensive income	292

Net amount recognized	$(1,095)

Current	$273
Non Current	$822

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

December 31, 2006
Components of net periodic pension
cost (for period):
Service cost	$82
Interest cost	84
Expected return on plan assets	-
Amortization of transition amount	-
Amortization of prior service cost	150
Recognition of net actuarial (gain) / loss	-

Total net periodic benefit cost	$316

Additional information:
Accumulated benefit obligation	$1,387

Weighted-average assumptions as of end of period:
Discount rate	5.75%
Health care cost trend rate assumed for next year	8.00%
Ultimate health care cost trend rate	5.00%

Defined Contribution Plan

The 401(k) savings plan (401(k) plan) is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $2,503, $1,984 and $1,744 for the years ended December 31, 2006, 2005 and 2004, respectively. Expense for the deferred contribution plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

Non-Qualified Defined Contribution Plan

ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan. The company will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k), 409(A) or both plans. The intent was to provide comparable defined contribution plan benefits across the three ESA locations for the senior management. The 409(A) plan funds are contributed to several life insurance policies. These policies have been designated for the provision of pension through the 409(A) plan. The total contributions to the plan were $164 for 2006.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

The second plan implemented is a non-qualified, defined benefit plan for the top four executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets currently are valued at $434 and the related liability for the pension payments is $95. As of December 31, 2006, no executives had vested in the plan.

Adoption of Statement 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement 87, all of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on the Company’s statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Application of Statement 158.”

	Year ended December 31,
	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported at December 31, 2006
Accrued retirement liability	$(10,334)	$(5,685)	$(16,019)
Deferred income taxes	$(5,135)	$1,092	$(4,043)
Accumulative other
comprehensive income	$-	$(4,231)	$(4,231)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Included in accumulated other comprehensive income at December 31, 2006 is the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $540 ($417 net of tax) and unrecognized actuarial losses $2,056 ($392 net of tax). The transition obligation, prior service cost, and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $8 ($8 net of tax), $164 ($114 net of tax), and $535 ($374 net of tax), respectively.

Liability for Elisra’s Employees

In February 2007, Elisra’s Board of Directors approved the framework of a new efficiency plan, including a reduction in the number of employees with a potential efficiency plan cost of up to $16,000. Elisra’s Board of Directors determined that execution of the reduction in the number of employees is subject to preparation of a detailed list of the specific employees, the adequate availability of financing for the execution of the plan and the expected return on such expense in the future.

As of the approved date of these financial statements, Elisra’s management had not completed the above mentioned procedures and therefore was unable to estimate the total extent of the effiency plan and its execution period.

Note 16-	TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company and certain subsidiaries in Israel (mainly Elop and Cyclone Aviation Products Ltd.) are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Several expansion programs of the Company and certain of its Israeli subsidiaries (“the companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

Accordingly, certain income of the companies, derived from the “Approved Enterprise”expansion programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2006, the tax benefits for these exiting expansion programs will expire within the period of 2007 to 2012.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 17(K)). As of December 31, 2006, the Company’s management believes that the companies are meeting all conditions of the approvals.

As of December 31, 2006, retained earnings included approximately $244,672 in tax-exempt profits earned by the companies’ “Approved Enterprises”. If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently — 25%), and an income tax liability would be incurred of approximately $61,168 as of December 31, 2006.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ “Approved Enterprises”, as such retained earnings are essentially permanent in duration.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

In Israel, income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 31% (see also Note 16(H)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 31%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2006	2005	2004
Income before taxes on income:
Domestic	$44,712	$27,391	$43,642
Foreign	27,504	23,125	16,985

	$72,216	$50,516	$60,627

D.	TAXES ON INCOME

	Year ended December 31,
	2006	2005	2004
Taxes on income:
Current taxes:
Domestic	$15,124	$5,161	$7,415
Foreign	8,302	4,506	7,651

	23,426	9,667	15,066

Taxation previous years:
Domestic	1,928	-	-

Deferred income taxes:
Domestic	(3,856)	4,029	709
Foreign	(804)	2,639	(556)

	(4,660)	6,668	153

	$20,694	$16,335	$15,219

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

E.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

		Deferred (1) Tax asset (liability)
	Total	Current	Non-current
As of December 31, 2006
Deferred tax assets:
Reserves and allowances	$19,100	$17,194	$1,906
Inventory	2,301	2,301	-
Other assets	6,104	6,104	-
Net operating loss carryforwards	18,738	328	18,410

	46,243	25,927	20,316
Valuation allowance	(24,885)	(7,736)	(17,149)

Net deferred tax assets	21,358	18,191	3,167

Deferred tax liabilities:
Intangible assets	(9,781)	-	(9,781)
Property, plant and equipment	(8,891)	-	(8,891)
Reserves and allowances	(3,252)	-	(3,252)
Inventory	(454)	(454)	-

	(22,378)	(454)	(21,924)
Valuation allowance	1,117	-	1,117

	(21,261)	(454)	(20,807)

Net deferred tax assets (liabilities)	$97	$17,737	$(17,640)

As of December 31, 2005
Deferred tax assets:
Reserves and allowances	$20,150	$15,520	$4,630
Inventory	8,059	8,059	-
Intangible assets	562	562	-
Net operating loss carryforwards	10,233	134	10,099

	39,004	24,275	14,729
Valuation allowance	(18,774)	(5,567)	(13,207)

Net deferred tax assets	20,230	18,708	1,522

Deferred tax liabilities:
Reserves and allowances	1,480	3,295	(1,815)
Inventory	(5,435)	(5,435)	-
Property, plant and equipment	(14,699)	-	(14,699)
Intangible assets	(11,917)	-	(11,917)

	(30,571)	(2,140)	(28,431)
Valuation allowances	1,041	-	1,041

	(29,530)	(2,140)	(27,390)

Net deferred tax assets (liabilities)	$(9,300)	$16,568	$(25,868)

(1) The current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

F.	As of December 31, 2006, The Group’s Israeli subsidiaries have estimated total available carryforward tax losses of approximately $64,300, and the Group’s non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $6,500. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $4,800 in respect of which a valuation allowance has been recorded in the amount of approximately $1,600.

G.	Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2006	2005	2004
Income before taxes as reported in the
consolidated statements of income	$72,216	$50,516	$60,627
Statutory tax rate	31%	34%	35%

Theoretical tax expense	$22,387	$17,175	$21,219
Tax benefit arising from reduced rate as an
"Approved Enterprise" and other tax
benefits	(17,261)	(4,515)	(7,196)
Tax adjustment in respect of different tax
rates for foreign subsidiaries	1,018	654	496
Operating carryforward losses for which valuation
allowance was provided	6,542	(818)	(434)
Increase (decrease) in taxes resulting
from nondeductible expenses	1,926	1,309	1,095
Difference in basis of measurement for
financial reporting and tax return purposes	4,548	2,547	(210)
Taxes in respect of prior years	1,928	-	-
Other differences, net	(394)	(17)	249

Actual tax expenses	$20,694	$16,335	$15,219

Effective tax rate	28.7%	32.3%	25.1%

H.	AMENDMENT TO THE INCOME TAX ORDINANCE

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2004 –35%, in 2005 – 34%, in 2006 — 31%, in 2007 — 29%, in 2008 — 27%, in 2009 — 26% and in 2010 and thereafter — 25%. The change in the future tax rates did not have a material effect on the Company’s financial position and results of operations in 2005.

I.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2000 and by certain subsidiaries, between the years 2000-2003 (subsidiaries that were incorporated after 2000 have not received final assessments).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% — 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

Royalties’expenses amounted to $2,830, $4,849 and $5,423 in 2006, 2005 and 2004, respectively.

A subsidiary signed an agreement for receipt of computer services for a period of 10 years ending 2013, in exchange for an annual payment of $1,000.

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2006 amounted to $1,078,100 to be performed over a period of up to 10 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

In the opinion of the Company’s management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

For information on Elisra’s insurance claim for damage, as a result of a fire in 2001, see Note 7.

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2006 are as follows:

2007	$14,014
2008	11,828
2009	9,461
2010	9,603
2011	9,472
2012 and thereafter	8,986

$63,364

Rent expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $13,786 $ 8,055 and $6,842, respectively.

E.	PUT OPTION

Three founding employees (the “Founders”), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. (“Kinetics”), a 51%-owned Israeli subsidiary, had a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics’ outstanding shares had “tag along” rights in the event the Founders exercise the put option.

The put option was exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of the Founder’s pro-rata share (corresponding to the Founder’s shareholding percentage) of:

(1)	The value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company. The appraiser was to value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date; or

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.	PUT OPTION (Cont.)

(2)	$12,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

According to SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the put option was recorded at fair value, which was immaterial as of December 31, 2005.

The option expired as of December 31, 2005.

F.	GUARANTEES

(1)	As of December 31, 2006, guarantees in the amount of approximately $765,600 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

(2)	The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks amounting to $16,200 (2005 — $13,300), of which $15,700 (2005 — $12,500) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantees as of December 31, 2006 is not material.

G.	COVENANTS

(1)	In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2006, the Company and its subsidiaries, except Elisra, were in full compliance with all covenants.

(2)	Elisra’s liabilities to banks are secured by negative pledges. Pursuant to the terms of the negative pledges, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.	COVENANTS (Cont.)

(3)	During 2004, Elisra received long-term loans. In accordance with the conditions of the above-mentioned loans, Elisra committed to the providers of the loans to, among other things, comply with financial covenants as described above, as well as a debt coverage ratio, as defined in the loan agreement, based on Elisra’s stand alone financial statements. In addition, certain restrictions were imposed on Elisra regarding distribution of dividends and other payments to its shareholders as provided in the agreement. As at December 31, 2006, Elisra did not comply with the above-mentioned financial covenants. Accordingly, the loans, in the amount of $6 million, are classified as short-term loans. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007, Elisra’s Board of Directors approved the banks’ request.

H.	CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (“the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions in the total amount to approximately $10 million. Elisra’s and the Company’s management, based on the opinion of legal counsel, believes that termination of the projects under such circumstances constitutes a termination by mutual agreement due to force majeure, which provides a mechanism for mutual settlement between the parties.

Elisra’s management, based on the opinion of its legal advisors, believes that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by the International Foreign Trade Risks Insurance Company (“IFTRIC”) (since renamed “ASHRA”) and the balance was provided by Elisra and its subsidiary (as of December 31, 2006, amount to approximately $4 million). In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and the Company’s management, based on legal advice, the likelihood that the indemnification provided to IFTRIC would be exercised is remote, and no provisions are required in respect of these indemnity letters.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

I.	CONTRACTUAL OBLIGATIONS

Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Group. These purchase orders and subcontracts are typically in a standard format proposed by the Group, with the subcontracts and purchase orders also reflecting provisions from the Group’s applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Group’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Group’s right to terminate the order or subcontract for the Group’s convenience (or if the Group’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2006 and 2005, the purchase commitments were $681,000 and $661,000 respectively.

J.	In order to secure bank loans and bank guarantees in the amount of $765,600 as of December 31, 2006, certain Group companies recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

K.	A lien on the Group’s Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

Note 18-	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share and per share data)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

C.	A summary of the Company’s share option activity under the plans is as follows:

	2006		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding -
beginning of the year	1,602,752	$12.83	2,130,257	$12.60	3,735,602	$12.30
Granted	-	-	22,000	19.36	130,500	15.67
Exercised	(1,366,809)	12.40	(549,505)	12.38	(1,666,774)	12.12
Forfeited	(68,483)	12.55	-	-	(69,071)	12.10

Outstanding - end of the year	167,460	$16.45	1,602,752	$12.83	2,130,257	$12.60

Options exercisable at
the end of the year	75,085	$15.70	1,470,752	$12.47	1,950,903	$12.36

During 2006, no options were granted. Aggregate intrinsic value of outstanding options and exercisable options as of December 31, 2006 amounts to $ 2,646 and $1,245, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was $27,178. As of December 31, 2006, there was $322 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

D.	The options outstanding as of December 31, 2006, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number outstanding of December 31, 2006	Weighted average exercise price per share
$13.25 - $ 19.36	167,460	3.3	$16.45	75,085	$15.70

The weighted average remaining contractual life (years) of exercisable options as of December 31, 2006 amounts to 3 years.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share and per share data)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

D.	Cont.

Compensation expense net amounting to $195, $172 and $3,387 was recognized during the years ended December 31, 2006, 2005 and 2004, respectively. The expenses in 2004 were recorded based on SFAS No. 123 and SFAS No. 148 according to the modified prospective method. The expenses before tax were recorded as follows:

	Year ended December 31,
	2006	2005	2004
Cost of revenues	$75	$96	$1,863
R&D and marketing expenses	-	34	677
General and administration expenses	120	42	847

	$195	$172	$3,387

E.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2006, 2005 and 2004 were:

	Less than market price
	Year ended December 31,
	2006(*)	2005	2004
Weighted average exercise price	$-	$19.36	$15.67
Weighted average fair value on
grant date	$-	$6.47	$6.62

(*) During 2006, no options were granted.

F.	2007 STOCK OPTION PLAN

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by the Company’s and certain of its subsidiaries employees, who are expected to contribute to the Elbit Systems Group’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 shares of the Company in consideration for the Exercise Price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants will be granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants will be the average closing price of the Company’s share during 30 trading days proceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States will be the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

F.	2007 STOCK OPTION PLAN (Cont.)

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The Company will grant options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

On January 11, 2007, the Company granted to its employees 2,354,300 options from the Plan. The exercise price per option for Israeli employees was $33.20 and for non-Israeli employees was $33.10.

G.	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount
Basic net	$72,242	41,340	$1.75	$32,487	40,750	$0.80	$51,873	39,952	$1.30
earnings
Effect of dilutive
securities:
Employee stock
options	-	540	-	-	873	-	-	1,089	-

Diluted net
earnings	$72,242	41,880	$1.72	$32,487	41,623	$0.78	$51,873	41,041	$1.26

(*) In thousands

H.	TREASURY SHARES

The Company’s shares held by the Company and its subsidiaries are presented at cost and deducted from shareholders’ equity.

I.	DIVIDEND POLICY

Dividends declared by the Company are paid subject to statutory limitations. The Company’s Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 19-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Group applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Group operates in one reportable segment (see Note 1 for a brief description of the Group’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2006	2005	2004
Europe	$233,736	$104,239	$124,130
U.S.	609,492	397,479	348,509
Israel	407,113	315,376	241,601
Others	272,902	252,782	225,685

	$1,523,243	$1,069,876	$939,925

B.	Revenues are generated by the following product lines:

	Year ended December 31,
	2006	2005	2004
Airborne systems	$547,772	$420,815	$367,927
Land vehicles systems	317,731	117,358	199,224
Command, control, communications,
computers, intelligence, surveillance
and reconnaissance systems (C(4)ISR)	313,493	217,343	108,925
Electro-optical systems	223,315	242,274	200,322
Others	120,932	72,086	63,527

	$1,523,243	$1,069,876	$939,925

C.	Revenues from single customers, which exceed 10% of total revenues in the reported years:

	Year ended December 31,
	2006	2005	2004
Israeli Ministry Of Defense	24%	26%	18%
U.S. Government	15%	10%	10%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2006	2005	2004
Israel	$319,620	$322,521	$237,887
U.S.	86,373	87,998	84,701
Others	17,630	17,206	17,687

	$423,623	$427,725	$340,275

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20-	RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2006	2005	2004
Total expenses	$115,648	$92,375	$86,368
Less - participations	(23,416)	(20,472)	(19,522)

	$92,232	$71,903	$66,846

Note 21-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2005	2004
Expenses:
On long-term bank debt	$(10,975)	$(6,359)	$(1,544)
On short-term bank credit and loans	(4,610)	(3,433)	(2,309)
Others	(6,708)	(5,147)	(3,181)

	(22,293)	(14,939)	(7,034)

Income:
Interest on cash, cash equivalents
and bank deposits	4,634	2,205	628
Others	951	-	1,115

	5,585	2,205	1,743

Gain (loss) from exchange rate differences	(4,748)	1,262	(561)

	$(21,456)	$(11,472)	$(5,852)

Note 22-	RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,
Transactions:	2006	2005	2004

Income -
Sales to affiliated companies (*)	$71,808	$63,007	$56,346
Participation in expenses	$3,497	$3,630	$2,594

Cost and expenses -
Supplies and services from affiliated companies(**)	$17,359	$19,031	$16,338
Participation in expenses	$-	$91	$627
Financial expenses	$-	-	$3

	December 31,
Balances:	2006	2005

Trade receivables and other receivables (*)	$6,758	$4,914
Trade payables (**)	$1,641	$2,574

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 22-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

The purchases from related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales to our related parties in respect of government defense contracts are made on the basis of costs incurred.

(*)	The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

Note 23-	RECONCILIATION TO ISRAELI GAAP

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and generally accepted accounting principles in Israel (“Israeli GAAP”) on the Company’s financial statements are detailed below.

A building purchased from Elbit Ltd.

According to Israeli GAAP, the Company charged to additional paid-in capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999. According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

Proportional consolidation method

According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

Tax benefit in respect of options exercised

According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets” according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill, should be amortized.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 23-	RECONCILIATION TO ISRAELI GAAP (Cont.)

Investment in marketable securities – Tadiran

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value, and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost

1.	Effect on net income

	Year ended December 31,
	2006	2005	2004
Net income as reported according to
U.S. GAAP	$72,242	$32,487	$51,873
Adjustments to Israeli GAAP	3,999	(9,637)	(458)

Net income according to Israeli GAAP	$76,241	$22,850	$51,415

2.	Effect on shareholders’ equity

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2006
Shareholders' equity	$493,878	$(20,600)	$473,278

As of December 31, 2005
Shareholders' equity	$450,777	$(19,279)	$431,498